UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner Boston Scientific Corporation (“BSC”) today announced the schedule of their major events and press announcements at the Transcatheter Cardiovascular Therapeutics (TCT) conference, which runs from October 16 to 21 in Washington, D.C.  BSC will be announcing long-term efficacy data on its TAXUS™ Express[2]™ paclitaxel-eluting stent system, including results from the TAXUS I, II, IV and VI clinical trials, as well as data from the ARRIVE, MILESTONE II and OLYMPIA “real-world” registries.  Together, these studies represent more than 38,000 patients.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 10, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Monday, October 10, 2005

ANGIOTECH PARTNER TO RELEASE LONG-TERM CLINICAL TRIAL RESULTS ON MARKET-LEADING TAXUS® EXPRESS2™

CORONARY STENT SYSTEM AT TCT 2005

Vancouver, BC, October 10, 2005—Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP) corporate partner Boston Scientific Corporation (“BSC”) today announced the schedule of their major events and press announcements at the Transcatheter Cardiovascular Therapeutics (TCT) conference, which runs from October 16 to 21 in Washington, D.C.  BSC will be announcing long-term efficacy data on its TAXUS™ Express2™ paclitaxel-eluting stent system, including results from the TAXUS I, II, IV and VI clinical trials, as well as data from the ARRIVE, MILESTONE II and OLYMPIA “real-world” registries.  Together, these studies represent more than 38,000 patients.  The TAXUS clinical trials represent the largest body of randomized drug-eluting stent data available today.  BSC’s participation in TCT 2005 will include 16 clinical abstracts, 20 additional scientific presentations and 2 educational symposia.

“The data we will present at TCT continues to reinforce the strengths that make TAXUS the leader in the worldwide drug-eluting stent market: safety, efficacy and deliverability,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.  “The long-term data from our TAXUS program shows a sustained efficacy benefit out to four years and an established “real-world” safety record.  The quality and rigor of our clinical trials has also raised the bar regarding the use of evidence based medicine in determining treatment decisions.”

Schedule of Events

Tuesday, October 18

•  TAXUS Long-Term Results.  BSC will announce follow-up data on long-term safety and efficacy from four of its TAXUS paclitaxel-eluting stent clinical trials.  Results will be presented from TAXUS I (up to four years), TAXUS II (up to three years), TAXUS IV (up to three years), and TAXUS VI (up to two years).  BSC will issue a press release summarizing data from all four clinical trials.

•  Symposium on Drug-Eluting Stents.  From 8:00-10:00 p.m., BSC will host an evening symposium entitled “Drug-Eluting Stents 2005: Challenges Overcome, Frontiers Yet to Conquer” chaired by Gregg W. Stone, M.D. and Sigmund Silber, M.D., in the Grand Ballroom of the Renaissance Hotel.  Topics will include durability of DES trial results, “real-world” studies, diabetes as a risk factor for restenosis, and evidence based medicine.  Speakers will include Gregg Stone, M.D., Sigmund Silber, M.D., Donald Baim, M.D., Keith Dawkins, M.D., Stephen Ellis, M.D., John Lasala, M.D., and Patrick Serruys, M.D.

Wednesday, October 19

•  Evidence Based Medicine.  On Wednesday, BSC will issue a press release highlighting the importance of pursuing evidence based medicine through the increased use of randomized controlled clinical trials.  The release will feature comments from a symposium presentation titled “Evidence Based Medicine and Best Practices with DES”, which will highlight the need for large scale, multi-center, randomized, controlled trials with a primary clinical endpoint.

Thursday, October 20

•  OLYMPIA Registry.  On Thursday, BSC will issue a press release announcing 30-day safety data from its OLYMPIA registry, which is designed to collect and analyze “real-world” clinical outcomes data using BSC’s next-generation TAXUS® Liberté™ paclitaxel-eluting stent system in the treatment of patients with coronary artery disease.

•  DES Outcomes in Diabetic Patients.  On Thursday, BSC will issue a press release announcing nine-month sub-population data from its TAXUS V clinical trial, detailing outcomes for its TAXUS Express2 paclitaxel-eluting stent in the treatment of diabetic patients, particularly higher-risk insulin-requiring diabetics.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com